Exhibit 99.2
Chief Executive Officer’s Speech
2006 Annual General Meeting
Good Morning Ladies and Gentlemen.
The Bank has undergone significant change over the past year to realise our vision to become Australia’s finest financial services organisation. And we’re only to achieve this by excelling in customer service. I’m delighted to report that we’ve already made great progress.
But first, I’d like to acknowledge the Bank’s Executive Team who are all here today. And thank them for the support they have given me in the last 12 months.
I’ve made changes to the Bank’s leadership positions. I made these changes to encourage collaborative decision making across the Group, and to build a strong succession plan for the future.
In addition to these internal changes, I have been fortunate to appoint three highly talented executives to the Bank – Barbara Chapman looking after Marketing and Communications, Michael Harte taking care of Enterprise IT, the Bank’s technology division, and David Craig who has joined the Bank as CFO.
I would like to thank Les Cupper for his service to the Bank. Les is retiring today after more than 10 years leading the Bank’s People Services’ function. He has made a terrific contribution over this period and I am grateful for the support he has given me over the past 12 months. We expect to announce Les’ successor shortly.
Strategic Priorities
As well as delivering a very good financial result, Which new Bank concluded successfully. This three year $1.5 billion transformation programme was brought in on time and within budget and it delivered on all of its major financial and productivity goals. Total financial benefits for the year were $1,044 million against an initial target of $900 million. Annual compound earnings per share growth over the three years was 14 per cent — that’s significantly ahead of the 10 per cent promised at the outset.
The productivity objectives we set for Banking, Funds Management and Insurance were also met.
Which new Bank has provided a strong platform on which to build for the future.
In particular, the successful roll out of CommSee within the Retail Bank has provided our people with the tools to deliver improved service to our customers. We’ve also extended CommSee to Business Banking which will help us grow that division.

As Which new Bank drew to a close earlier in the year, we looked to see how we might build on its success to realise our vision to be Australia’s finest financial services organisation.
How are we going to do that?
We’ve identified 4 strategic priorities to lift business performance and growth:
Customer Service; Business Banking; Technology & Operational Excellence and Trust & Team Spirit.
Now, I will give you an update on how we are going.
First, Customer Service.
Customer Service remains the Bank’s top priority.
While more than 60 per cent of our customers tell us they’re satisfied with our service, we still have some way to go before we achieve a level of service which we’re happy with.
However, we have made real progress!
Success, the Bank’s Sales & Service reinvigoration plan, is well underway with Managers throughout the Bank participating in workshops to reinforce the behaviours that support the Bank’s vision.
We have continued to invest in our branches. 133 branches were refurbished during 2006 and we will continue with this progress. We increased customer facing staff in the Retail Bank by 450 during 2006 and have plans to match this in 2007. 65 branches are now trading on Saturdays and we’ve opened new branches in growth areas.
During the year, we introduced a number of new products and services.
Initiatives to deliver improved service to our customers.
These initiatives include:
•	Yellow, the bank’s low rate credit card.

•	Business Online Saver, an online high interest deposit account tailored for business customers.

•	We introduced two new transaction accounts offering a combination of unlimited electronic and over the counter transaction options.

•	We removed Netbank fees for scheduled payments and everyday third party payments.
NetBank Saver, introduced in 2005, continues to perform well with over 60% of funds received coming from external sources.

The success of the Retail Bank was acknowledged when seven of the Bank’s deposit and transaction accounts were awarded with Independent Research House Cannex’s five-star rating. This is an outstanding achievement for the Bank! As this rating is only awarded to products that provide superior value based on rates, fees and features and it was the highest number of awards made to any bank in this category.
I’m also delighted to tell you that our renewed focus on service is starting to be noticed by our customers. Customer complaints in the Retail Bank continue to decrease, more than halving in the past 12 months. And the most recent survey from Nielsen’s Media Research reports that the Bank has moved from fourth to second choice when customers are looking to change financial institutions within the next 12 months.
There is still much work to be done in this area.
But, each week, I hear about many examples of our people providing outstanding service to our customers. And I want to take this opportunity to thank them again.
So I hope that this gives you a good feel for our aspirations and progress in achieving our first strategic priority to excel in Customer Service.
Our second strategic priority focuses on Business Banking.
While we have strong relationships with a significant proportion of Australian businesses, we are determined to improve our performance in business banking.
We have restructured this division to better align it with the needs of our customers. We will add 180 business bankers into our branch network over the next 12 months. This will result in a threefold increase in our business banking footprint.
Commbiz, our new internet business banking offering, has shown early success and will be released to business customers throughout the remainder of the year.
We have developed a new and improved portfolio of business banking products and we simplified our business banking processes and approval procedures.
Our third strategic priority is to achieve Technology and Operational Excellence.
The initiatives in this area are designed to deliver greater efficiency across the Bank. We’ve already made good progress in achieving our objectives. These include $100 million in cost savings this year and a further $100 million next year. Our goal is to improve efficiency and achieve cost savings — reducing our IT costs to overall expense ratio by a further 20-25%.

Over the year we’ve restructured our technology functions. I have already introduced you to Michael Harte who has been appointed to lead the Enterprise IT team. We’ve taken the first steps to restructure our relationship with our IT providers to deliver savings and improved service levels to the Bank and we’ve introduced a more focused approach to group wide procurement, building on the progress we have made over the last three years.
Commsee continues to be enhanced to allow our frontline staff to have a complete view of the customer’s relationship with the bank.
Finally, our fourth strategic priority is about building Trust and Team Spirit.
The commitment, engagement and enthusiasm of our people goes to the heart of our success as an organisation. Only with these qualities, will we be able to deliver on our strategies. Recent management changes have strengthened the Bank’s leadership team while building greater collaboration across the organisation and better aligning the organisation with the needs of our customers.
We’ve increased our focus on our people, with the introduction of a number of initiatives designed to enhance their wellbeing.
For example, they now have access to six nominated corporate child care centres with salary sacrifice arrangements in place for payments. We offer parenting workshops for our working parents and a free health check is being offered to all permanent employees around Australia as well as a workshop promoting the benefits of a healthy lifestyle.
In regard to our people, we are already beginning to see positive results with improved engagement scores. External measures of employee engagement continue to improve, with the Bank now ranking along side companies considered world’s best practice. Absenteeism continues to trend down, reducing by 37 percent over the year. We have a renewed focus on safety in the workplace. I’m delighted to report that this has resulted in a 40 percent decrease over the year in time lost to injuries.
We have also continued to support our Communities – making significant commitments to a range of initiatives, including financial literacy, environmental partnerships and one-off assistance for communities in need of help.
In the last month, we awarded one hundred financial literacy grants to develop money management skills of school aged children.
So, these are our four strategic priorities -
•	Customer Service;

•	Business Banking;

•	Technology and Operational Excellence; and

•	Trust and Team Spirit.

By focussing on these four priorities, we will achieve our vision.
And, our people have shown tremendous support for these four priorities and I thank them for delivering such great results in the first year.
Moving to the Outlook — I’m very pleased with the progress we’ve made in the 2006 fiscal year. I hope you are too!
Financially, we’ve had a very good year and we have momentum going into 2007. The successful completion of Which new Bank and the strategic initiatives on which we’re building will enhance our competitiveness for the future. I believe that we will be a tougher competitor, better able to meet the challenges of what continues to be a competitive market place.
With the domestic economy continuing to perform well, we are seeing good growth and credit quality has remained strong. As a result, I am confident that we remain on track to deliver full year cash earnings per share growth which will meet or exceed the average of our peers.
So while it’s been a busy and challenging year, the Bank’s ability to deliver a very good performance would not have been possible without the goodwill and commitment of our people. I am personally very grateful for the high level of support I receive right across the organisation
I would also like to thank the Board for their counsel throughout the year.
It is a great privilege to lead this organisation.
And I am very confident that we will continue to deliver for our people, for our customers and for you, our shareholders.
Thank you.